June 14, 2018

William B. Acheson
Chief Financial Officer
GWG Holdings, Inc.
220 South Sixth Street, Suite 1200
Minneapolis, MN 55402

       Re: GWG Holdings, Inc.
           Revised Preliminary Information Statement on Schedule 14C Filed June 14, 2018
           File No. 001-36615

Dear Mr. Acheson:

       We have reviewed your filing and your response letter dated June 14, 2018 and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Revised Preliminary Proxy Statement filed June 14, 2018

General

1. We note your response to comment 1 of our letter dated June 12, 2018 regarding the application of Rule 3-09 in light of your status as a smaller reporting company. However, it appears that as a smaller reporting company, you must include the Beneficient financial statements per Rule 8-04 of Regulation S-X. As paragraph (a)(1) of that rule indicates, this requirement encompasses the probable purchase of an interest in a business accounted for by the equity method. Please provide a detailed analysis as to why you believe the financial statements are not required under this rule or revise your filing to include them.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 William B. Acheson
GWG Holdings, Inc.
June 14, 2018
Page 2

      You may contact Chris Edwards at 202-551-6761 or Mary Beth Breslin at 202-551-
3625 with any other questions.


FirstName LastNameWilliam B. Acheson
                                                       Division of Corporation
Finance
Comapany NameGWG Holdings, Inc.
                                                       Office of Healthcare &
Insurance
June 14, 2018 Page 2
cc:       Jacky Junek
FirstName LastName